JONES & HALEY, P.C.

Attorneys At Law

South Terraces, Suite 170

115 Perimeter Center Place

Atlanta, Georgia 30346-1238

Richard W. Jones	www.corplaw.net	Telephone 770-804-0500
email: jones@corplaw.net		Facsimile 770-804-0509

February 8, 2018

James Nolan McWilliams, Attorney Advisor

Office of Transportation Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Tonya K. Aldave

Re:	Bagger Dave’s Burger Tavern, Inc. Amendment 1 to Schedule 13E-3 – Filed by Bagger Dave’s Burger Tavern, Inc. filed January 23, 2018
File No. 005-90173
Revised Preliminary Information Statement on Schedule 14C filed January 23, 2018
File No. 000-55702
[J&H File No. 3853.33]

Dear Mr. McWilliams:

This firm represents Bagger Dave’s Burger Tavern, Inc. (“Bagger”), which filed its preliminary information statement and Schedule 13E-3 on November 13, 2017. Your office previously provided three comment letters on this filing, and today we had a telephone conversation with the staff regarding this matter. Based on that conversation, I am filing the following:

1)       Schedule 13-E which has been revised under the heading “Financial Statements”

Financial Statements (a) (2)

This section has been modified to incorporate by reference the Company’s quarterly report on Form 10-Q under the heading “Financial Statements”. In addition, a new Exhibit C has been added, which is the quarterly report on Form 10-Q for the period ending September 24, 2017.

United States Securities and Exchange Commission

February 8, 2018

We believe this satisfies the comments of the staff, however, if you should have any additional questions or comments, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.,
For the Firm

By:	/s/Richard W. Jones
Richard W. Jones

RWJ:bas

cc: T. Michael Ansley